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                         PEERLESS SYSTEMS CORPORATION
                             2381 Rosecrans Avenue
                         El Segundo, California  90245

                                 July 6, 2001

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Mail Stop 4-6
Washington, D.C. 20549-0305

          Re:  Peerless Systems Corporation
               Amendment No. 3 to Registration Statement on Form S-3 File No. 333-60284

Ladies and Gentleman:

          Peerless Systems Corporation, a Delaware corporation (the "Company"), has been advised by RR Donnelley Financial ("Donnelley"), the financial printer for the Company, that Donnelley, inadvertently and without notice to or authorization of the Company, filed with the Securities and Exchange Commission (the "Commission") on Tuesday, July 3, 2001, an incomplete draft of the Company's pre-effective Amendment No. 3 to Registration Statement on Form S-3, registration number 333-60284 ("Amendment No. 3").

          The Company hereby requests that the Commission disregard Amendment No. 3, refrain from making comments to such filing and refrain from relying on statements contained in such filing. We also hereby advise all other persons, organizations and entities to disregard Amendment No. 3 and hereby advise each of them to refrain from relying on any statement contained in such filing.

                              Very truly yours,

                              PEERLESS SYSTEMS CORPORATION,
                              a Delaware corporation

                              By:   /s/ William R. Neil
                                   -------------------------------
                                    William R. Neil
                                    Vice President of Finance and
                                    Chief Financial Officer

cc:  Ms. Meredith Master
     Ms. Barbara C. Jacobs
     Mr. Mark P. Shuman
     Mr. Howard J. Nellor
     Mr. Denis W. Retoske, Esq.
     Mr. Gregory Hollingsworth
     Mr. Kelvin Farrow
     Ms. Siobhan M. Burke, Esq.